January 30, 2013

Mr. Terence O’Brien, Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Ossen Innovation Co., Ltd. Form 20-F Filed April 16, 2012 File No. 1-34999

Dear Mr. O’Brien:

Reference is made to (i) the letter dated January 2, 2013 (the “Comment Letter”) to Mr. Alan Jin, Chief Financial Officer of Ossen Innovation Co., Ltd. (“Ossen” or the “Company”), setting forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the above-referenced Form 20-F filed by the Company with the Securities and Exchange Commission (the “SEC”), and (ii) the oral comments given by Ms. Jenn Do of the Staff on January 18, 2013 to the Company’s counsel (the “Oral Comments”).

This letter sets forth the Company’s responses to the Staff’s comments, including the Oral Comments.  For your convenience, the Staff’s comment contained in the Comment Letter and the Oral Comments have been restated below, with the responses to each comment set forth immediately under the comment.

Comment Letter

Form 20-F filed April 16, 2012

Risk Factors, page 2

1.           We have read your response to comment 2 in our letter dated November 28, 2012 and note your indication you will include the Schedule I in your next Form 20-F. Given the length of time before that Form 20-F is due to be filed, please amend your December 31, 2011 Form 20-F now to include the Schedule I for all periods for which the restricted net assets exceed 25% of consolidated net assets. For each of those periods, please ensure the Schedule I is audited, pursuant to Rule 5-04(c) of Regulation S-X, and request that your auditors revise their audit report accordingly.

In response to the Staff’s comment, we have amended our December 31, 2011 Form 20-F to include the Schedule I for all periods for which the restricted net assets exceeded 25% of consolidated net assets.  In addition, Schedule I has been audited by the Company’s auditor and the auditor has updated its audit report accordingly.

Mr. Terence O'Brien, Branch Chief
United States Securities and Exchange Commission
January 30, 2013

Oral Comments

1.           With respect to Item 8 of the Form 20-F/A, please file the entire set of financial statements, together with Schedule I, that was filed with the initial Form 20-F.

As requested by the Staff, we will include the full set of financial statements, together with Schedule I, in the Form 20-F/A.

2.           With respect to Item 15(a) of the Form 20-F/A, please indicate whether the Company’s disclosure controls and procedures are effective in light of the fact that the Schedule I under Rule 5-04(c) of Regulation S-X was not prepared and filed with the initial Form 20-F.

For the Staff’s information, the Company believes that its disclosure controls and procedures are effective to ensure that the information required to be disclosed by the Company in reports that it files under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms.

As we have disclosed to the Staff, each of our Chief Financial Officer and our Assistant Financial Controller has over ten (10) years of experience in various capacities related to the U.S. capital market and is familiar with SEC reporting and disclosure requirements as well as in accounting and internal control.  For the benefit of our entire accounting and investor relations team, from time to time they provide on the job trainings to our other staff about the SEC disclosure requirements. Also, we maintain a checklist that contains the primary requirements on SEC reporting and disclosures. As a guideline of best practice, we file with the SEC every important press release the Company issues and require that our auditor and U.S. legal counsel review draft of the Company’s filings, such as our 20Fs and 6Ks, before we file to make sure that we meet the SEC disclosure requirements.  We continuously work on improving the current procedures in place to better satisfy the SEC requirements on disclosure. One of the plans is to provide future trainings on regular basis to ensure that all of our accounting and investor relations personnel are kept knowledgeable and up-to-date on SEC reporting requirements.

Based on the procedures that we have in place and that were in place as of December 31, 2011, and the fact that our senior management continues to actively implement ongoing monitoring procedures and making improvements, we believe that the failure to originally prepare the Schedule I alone in no way impacts the effectiveness of our disclosure controls and procedures as a whole.

Mr. Terence O'Brien, Branch Chief
United States Securities and Exchange Commission
January 30, 2013

3.           With respect to Item 15(b) of the Form 20-F/A, please indicate whether the Company’s controls constitute a material weakness in light of the fact that the Schedule I under Rule 5-04(c) of Regulation S-X was not prepared and filed with the initial Form 20-F.

For the Staff’s information, the Company does not believe that the failure to originally prepare the Schedule I alone constitutes a material weakness of the Company’s internal controls over financial reporting and disclosures.   Our management has been responsible for establishing and maintaining adequate internal control over financial reporting, as such item is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for our Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with U.S. GAAP and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.  In no way does the failure to prepare and file Schedule I renders ineffective the policies and procedures we have in place with regard to clauses (1) through (3) of the preceding sentence.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. In addition, a “material weakness” refers to a situation where the deficiency or combination of deficiencies in internal control over financial reporting will cause a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Apparently, the mere failure to prepare and file Schedule I alone does not cause any material misstatement of the Company’s financial statements and does not constitute a material weakness.

As we have disclosed to the Staff, our management has conducted an assessment, including testing of the design and the effectiveness of our internal control over financial reporting as of December 31, 2011. In making its assessment, management used the criteria in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  In addition, the SEC requested our analysis of Rule 5-04(c) of Regulation S-X and as a result, we will file a financial statement schedule with the Form 20-F/A.

Mr. Terence O'Brien, Branch Chief
United States Securities and Exchange Commission
January 30, 2013

We have policies and procedures in place to capture significant events and conditions in the financial statements, such as financial commitments, contingencies, related-party transactions, etc. Our management actively participates in the financial reporting preparation process and oversees and reviews the work of our staff accountants. When accounts require adjustment during annual audit or quarterly review, our management will summarize the changes and provide educational sessions to staff accountants immediately afterwards to improve the staff accountants’ understanding of U.S. GAAP. In addition, our management provides regular on-job trainings to the accounting team in order for the accounting team to acquire knowledge and familiarity of U.S. GAAP and SEC disclosure requirements and stay up-to-date on all disclosure requirements

Because of such continuous oversight by management of the Company’s internal controls and related policies and procedures and notwithstanding the financial statement schedule filed with the Form 20-F/A, the Company believes that these controls individually, or in the aggregate, did not constitute a material weakness and were effective as of December 31, 2011.

4.           Please explain whether a Schedule I should be prepared for the period ended December 31, 2009.

For the Staff’s information, the Company was incorporated on January 21, 2010 for the purpose of seeking a business combination.  On July 7, 2010, the Company consummated a share exchange transaction resulting in the Company acquiring its PRC subsidiaries.  As a result of the share exchange transaction, most of the Company’s ordinary shares were held by a limited number of shareholders.  On August 3, 2010, the Company filed a registration statement on Form F-1 to register the Company’s ordinary shares, which registration statement was subsequently amended to register American Depositary Shares.  The registration statement was declared effective by the SEC on December 20, 2010 and the American Depositary Shares were issued on December 23, 2010.  As a result, the Company’s securities were more widely held and the American Depositary Shares were listed on NASDAQ Global.  Therefore, since the Company became in existence in 2010 and only became a fully reporting company in December of 2010, we do not believe that preparation and disclosure of Schedule I for the period ended December 31, 2009 is required.

5.           We note that your auditors have executed two separate “Report of Independent Registered Public Accounting Firm.”  Please confirm your auditor’s decision to execute both reports.

For the Staff’s information, our auditor has confirmed its decision to execute both reports.

Mr. Terence O'Brien, Branch Chief
United States Securities and Exchange Commission
January 30, 2013

6.           Please revise Exhibits 12.1 and 12.2 to reflect that each of the principal executive officer and the principal financial officer certifies his review of the “Form 20-F/A” rather than the “Form 20-F.”

As requested by the Staff, we have revised the certificates of the principal executive officer and the principal financial officer to reflect that such officer is certifying to the Form 20-F/A.

7.           Please revise Exhibits 12.1 and 12.2 to include the language required under paragraph 4(b).

As requested by the Staff, we have revised Exhibits 12.1 and 12.2 to include the language required under paragraph 4(b).

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	The Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•
the Company may not assert that the Staff’s comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact me at the phone number or e-mail address set forth above.

Sincerely,

Ossen Innovation Co., Ltd.

By: /s/ Alan Jin
   Name: Alan Jin
   Title: Chief Financial Officer
   8621-58883163
   alanjin@osseninnovation.com

cc:       Christopher S. Auguste, Esq.